 EXHIBIT 99.1

Northern Dynasty: State of Alaska Files Action Seeking to Vacate EPA’s Unlawful Veto

April 15, 2024 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) (“Northern Dynasty” or the “Company”) and 100%-owned U.S.-based subsidiary Pebble Limited Partnership (“Pebble Partnership” or “PLP”) note that on April 11, 2024 the State of Alaska (“the State”) filed an action in Federal District Court in Alaska, seeking to vacate the Environmental Protection Agency’s (“EPA”) veto of a development at Pebble.

To read the State’s announcement of its filing, see the following link: Press Release - State Files Against EPA in U.S. District Court, Calling Out Unlawful Order on State Land in Bristol Bay (alaska.gov)

Northern Dynasty and the Pebble Partnership announced their federal court filings in a press release on March 15, 2024, entitled “Northern Dynasty Files Two Separate Actions: Seeking to Vacate EPA’s illegal veto and a Takings case.” The release can be found at the following link: https://northerndynastyminerals.com/news/news-releases/2024/northern-dynasty-files-two-separate-actions-seeking-to-vacate-epas-illegal-veto-and-a-takings-case/

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty’s principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project.

For further details on Northern Dynasty and the Pebble Project, please visit the Company’s website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1- 800-667-2114. Review public filings, which include forward looking information cautionary language and risk factor disclosure regarding the Company and the Pebble Project in Canada at www.sedarplus.ca and in the United States at www.sec.gov.

Ronald W. Thiessen

President & CEO

U.S. Media Contact:

Dan Gagnier, Gagnier Communications (646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed “forward-looking statements” under the United States Private Securities Litigation Reform Act of 1995 and under applicable provisions of Canadian provincial securities laws. All statements in this release, other than statements of historical facts, which address permitting, including the legal actions described above, development and production for the Pebble Project are forward-looking statements. Such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government and environmental permits or regarding the ability of NDM to develop the Pebble Projects in light of the EPA’s Final Determination.

NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. Investors should also consider the risk factors identified in the Company’s Annual Information Form for the year ended December 31, 2023, as filed on SEDAR plus and included in the Company’s annual report on Form 40-F filed by the Company with the SEC on EDGAR, and the Company’s Management Discussion and Analysis for the year ended December 31, 2023 as filed on SEDAR plus and EDGAR, for a discussion of the risks that may impact our forward-looking statements.

For more information on the Company, Investors should review the Company’s filings with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.